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11016986

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-37893

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.M. Dillon & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Beneke — 203-569-6824
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Michiel C. McCarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.M. Dillon & Co. LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANITA L. GRIFFIN
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 10/31/2014

Signature

Title

Anita L. Griffin
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.M. Dillon & Co. LLC
(formerly C.E. Pfeifer & Co., Inc.)
Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	185,027
Receivables from non-customers, less allowance for doubtful accounts of $750,000		1,080,000
Other assets		4
Total assets	$	1,265,031
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other payables	$	15,143
Total liabilities		15,143
Member's equity		1,249,888
Total liabilities and member's equity	$	1,265,031

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

M.M. Dillon & Co. LLC, formerly known as C.E. Pfeifer & Co., (the "Company") operates as a limited liability company under the laws of the State of Delaware. The Company is a registered broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company provides investment banking advisory, public underwriting and private placement financing services.

2. Change of Legal Status and Name

On March 26, 2010, C.E. Pfeifer & Co. changed its legal status from a C Corporation in the State of Pennsylvania by merging into a limited liability company under the laws of Delaware, with the surviving entity named C.E. Pfeifer LLC. In December of 2010, C.E. Pfeifer LLC changed its name to M.M. Dillon & Co. LLC. The Company's parent, M.M. Dillon & Co. Group LLC is a Stamford, Connecticut based investment banking firm which provides a wide array of investment banking services to middle market institutional clients.

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement of the Company has been prepared on the accrual basis of accounting.

Revenue Recognition

Revenue from investment advisor services is recognized when the services are rendered and related expenses are recorded when incurred. Commission income and expense from certain real estate transactions are recorded on the settlement date. Fees are recorded when earned and related expenses are recorded when incurred.

Allowance for Doubtful Accounts

Periodically, the Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal and state income taxes. The Company's member is liable for the Company's income and losses.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 aggregate indebtedness.

At December 31, 2010, the Company had net capital, as defined, of $169,884, which exceeded the required minimum net capital of $100,000 by $69,884. Aggregate indebtedness at December 31, 2010 totaled $15,143. The ratio of aggregate indebtedness to net capital was .09 to 1.

On August 24, 2010, the Company increased its minimum net capital of $5,000 to $100,000 pursuant to its application for underwriting capabilities.

5. Income Taxes

On March 26, 2010, the Company changed its legal status from a C Corporation to a limited liability company. This resulted in the write-off of a deferred tax liability resulting in an income tax benefit of $3,411 as of December 31, 2010.

6. Expense Allocation

Through an agreement with the Parent, the Company is allocated certain operating expenses including occupancy, administrative salaries, communications, and office in the amount of $11,250.

7. Subsequent Events

On February 10, 2011, the Company entered into a securities clearing agreement with Sterne Agee Clearing, Inc., a division of Sterne, Agee & Leach, Inc. The Company will provide $30,000 as a clearing deposit under a separate PAIB agreement.

The Company has evaluated subsequent events through February 18, 2011, the date the financial statement was available for issuance.

****

The Company's Statement of Financial Condition as of December 31, 2010 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Member
M.M. Dillon & Co. LLC

We have audited the accompanying statement of financial condition of M.M. Dillon & Co. LLC (formerly C.E. Pfeifer & Co., Inc.) (the "Company") as of December 31, 2010, that you are filing pursant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of M.M. Dillon & Co. LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

Lake Success, N.Y.
February 18, 2011